EXHIBIT G
                                                  PROPOSED FORM OF NOTICE


SECURITIES AND EXCHANGE COMMISSION
(Release No.  35-________)
Filings Under the Public Utility Holding Company Act of 1935 ("Act") February 7, 1996
     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the Application-Declaration(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendment(s) thereto is/are available for public inspection through the Commission's Office of Public Reference.
     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by March 4, 1996 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant and/or declarant at the address specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or amended, may be granted and/or permitted to become effective.
Cinergy Corp.  70-8521
Notice of Proposal to Extend Authorization Period, Increase Aggregate Indebtedness Limitation, and Invest in Exempt Wholesale Generators and Foreign Utility Companies
     Cinergy Corp., a registered holding company ("Cinergy"), 139 East Fourth Street, Cincinnati, Ohio 45202, has filed a post-effective amendment to its declaration under Sections 6(a), 7, 32 and 33 and Rule 53.
     By order dated January 11, 1995 (Rel. No. 35-26215) ("January 1995 Order"), the Commission authorized Cinergy to issue and sell from time to time through January 31, 1997, in an aggregate principal amount at any one time outstanding not to exceed $375 million ("Aggregate Debt Limitation"), and within certain parameters set out in the Commission's order and Cinergy's declaration as amended, (1) unsecured short-term promissory notes to banks and other financial institutions, (2) commercial paper to commercial paper dealers and financial institutions, and (3) unsecured demand promissory notes to banks evidencing Cinergy's reimbursement obligation in respect of letters of credit issued by such banks on Cinergy's behalf (such bank borrowings, commercial paper sales and letter of credit transactions being collectively referred to as "Short-Term Financing Transactions").
     Cinergy now requests a supplemental order limited to modifying the January 1995 Order in the following respects. First, Cinergy proposes that the expiration date of the authorization period be extended from January 31, 1997 to December 31, 1999. Second, Cinergy requests authority to engage in Short-Term Financing Transactions in an aggregate principal amount at any time outstanding not to exceed $1 billion. Finally, without limiting its flexibility to use proceeds of Short-Term Financing Transactions for other general corporate purposes as contemplated in the January 1995 Order or otherwise, Cinergy proposes to apply proceeds of Short-Term Financing Transactions, up to the full amount of the proposed increased Aggregate Debt Limitation noted above, to make investments in exempt wholesale generators ("EWGs"), foreign utility companies ("FUCOs") and certain related special purpose subsidiaries, provided that the sum of any proceeds of Short-Term Financing Transactions invested in such entities, together with any proceeds of sales of shares of Cinergy common stock invested in such entities pursuant to Commission's orders in File Nos. 70-8477 and 70-8589, do not, when added to Cinergy's "aggregate investment" in EWGs, FUCOs and Special Purpose Subsidiaries, exceed, at any point in time, 50% of Cinergy's "consolidated retained earnings," in each case as determined pursuant to Rule 53(a).
     For the Commission, by the Division of Investment Management, pursuant to delegated authority.